UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nevro Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64157F103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 2,217,214 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 2,217,214 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,214 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.9% (2)
12	Type of Reporting Person (See Instructions) OO

(1) Comprised of (a) 2,170,433 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 46,781 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.

(2) This percentage is calculated based upon 24,896,511 shares of the Issuer’s common stock outstanding as of March 30, 2015, as reported on the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2015.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL MANAGEMENT IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 2,217,214 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 2,217,214 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,214 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.9% (2)
12	Type of Reporting Person (See Instructions) OO

(1) Comprised of (a) 2,170,433 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 46,781 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.

(2) This percentage is calculated based upon 24,896,511 shares of the Issuer’s common stock outstanding as of March 30, 2015, as reported on the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2015.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 2,217,214 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,217,214 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,214 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.9% (2)
12	Type of Reporting Person (See Instructions) PN

(1) Comprised of (a) 2,170,433 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 46,781 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.

(2) This percentage is calculated based upon 24,896,511 shares of the Issuer’s common stock outstanding as of March 30, 2015, as reported on the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2015.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 2,217,214 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 2,217,214 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,217,214 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 8.9% (2)
12	Type of Reporting Person (See Instructions) PN

(1) Comprised of (a) 2,170,433 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 46,781 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.

(2) This percentage is calculated based upon 24,896,511 shares of the Issuer’s common stock outstanding as of March 30, 2015, as reported on the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2015.

Item 1

(a)	Name of Issuer:

Nevro Corp.

(b)	Address of Issuer’s Principal Executive Offices:

4040 Campbell Avenue, Menlo Park, California 94025

Item 2

(a)	Name of Person Filing:

Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”, and together with BCC, Management IV, and Fund IV, the “Reporting Persons”). BCC is also an advisor to Fund IV and Co-Investment IV.

BCC hereby files this Statement on Schedule 13G (the “Statement”) on behalf of the Reporting Persons pursuant to the Agreement With Respect To Schedule 13G attached to the Statement as Exhibit 7.1.

(b)	Address of Principal Business Office or, if none, Residence:

750 Battery Street, Suite 400, San Francisco, California, 94111

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

64157F103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership is incorporated herein by reference from items (5) – (9) and (11) of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 8 attached to this Statement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2015

/s/ Fred Craves
Fred Craves, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Agreement regarding filing of joint Schedule 13G.

8	Item 8 Statement.